PRESS RELEASE

August 12, 2004
FOR IMMEDIATE RELEASE

•

Canadian Zinc Reports Half Year Financial Results

•

Update on Prairie Creek Project

Canadian Zinc Corporation (“TSX-CZN”) Toronto: has today filed its financial results for the period ended June 30, 2004.  The Company reported losses of $136,391 and $384,835 for the three months and six months ended June 30, 2004, respectively, compared to losses of $68,557 and $184,958 for the three and six months ended June 30, 2003.  Expenditure on the Prairie Creek property increased substantially to $471,506 during the quarter ended June 30, 2004, from $40,180 in the second quarter of 2003.

Canadian Zinc continues in a strong financial position.  During the first six months of June 30, 2004, the Company raised $1,916,362 through the exercise of options and the conversion of share purchase warrants.   At June 30, 2004 the Company had cash and short term deposits of $14.0 Million, compared to cash of $13.3 Million at December 31, 2003, and has no long term debt.

The unaudited Financial Statements and related notes for the period ended June 30, 2004, together with Management’s Discussion and Analysis of financial condition and results of operations (MD&A) is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s web site at www.canadianzinc.com.

Activities at Prairie Creek Property

The Prairie Creek mine site and camp were reopened in May 2004.  Expenditures on exploration and development increased substantially during the second quarter as the planned exploration programmes got under way and will further increase during the third and fourth quarters of 2004 as these programmes continue.

Exploration Drilling

Plans for 2004 include carrying out a major exploration programme on the Prairie Creek property, comprising both infill surface drilling of the existing resource and exploration drilling outside the currently known resource area.  This programme commenced in June 2004 and will continue throughout the summer season.

To the end of July a total of 15 holes had been completed totaling 2,880 metres of core drilling utilizing the Company’s Long Year diamond drill rigs and operated by Advanced Drilling Ltd. of Surrey, B.C..

The first phase of the drilling program has been primarily testing the area adjacent to the mine site, outside the currently known resource area, exploring for the southern extension of the vein mineralization in a series of relatively shallow holes.  In this area five holes (holes 135; 138; 142; 143; 146) were completed all of which intersected the vein structure but appear to carry relatively low grades of mineralization.

Five holes (holes 140; 141; 144; 145; 148) were drilled as infill holes within the defined mineral resource designed to provide additional resource data and increase the confidence level in the resource.  The infill holes all intersected mineralization and assays are awaited.

Four holes (holes 136; 137; 139) were drilled testing for strata bound potential at the shallow depths within zone 4 outside the current resource area.

Two holes (holes 147; 149) had to be abandoned prior to reaching their target depth due to down hole drilling problems.

The core from the first ten drill holes has been sent for assay to ACME Analytical Laboratories of Vancouver.  All drill core has been logged and sampled under the direct supervision of Alan Taylor P.Geo, who is a qualified person within the meaning of National Instrument 43-101.  All analyses are completed at ACME Analytical Laboratories in Vancouver by certified assayers using accepted techniques with standards and duplicates routinely analyzed by the laboratory.  Results of the analyses, once completed, will be released shortly.

Development Activities

Planning and preparation also continued on the proposed underground exploration and development program and it is anticipated that this program will commence at Prairie Creek later this year.  Procon Mining and Tunnelling Ltd. of Burnaby, B.C. has been selected as the prime contractor and has visited the site to carry out an inspection of conditions and equipment.  At the same time, it is planned to carry out further technical and metallurgical studies to advance the Prairie Creek project towards commercial production.

Upgrade on the main buildings, heating, plumbing, and electrical facilities is taking place and further upgrade of the camp facilities is planned.  At the mine site the Company maintains a 44% employment rate of northern residents and continues with its ongoing site maintenance and mitigation programs.

Canadian Zinc has opened a new community information and liaison office in Fort Simpson and has appointed Ms. Rita Cli, a former chief of the Lidlii Kue Band and long time northern resident, as Regional Liaison Officer.  The Company is also undertaking a series of community information consultation and communication programs.

Permitting Activities

The Company has been extensively engaged in permitting activities throughout the first half of 2004 and this will continue throughout the remainder of the year.

The Company’s application for an extension of the area of its surface exploration permit, to permit surface drilling of other zones outside the immediate mine area in zone 3 and the adjacent zone 4, has been referred for environmental assessment by the Mackenzie Valley Land and Water Board.  The Company will not be able to undertake the planned drilling of zones 5 to 8 until this amendment to the Land Use Permit is approved.  The Company’s current exploration permit was issued following a previous environmental assessment carried out by the Mackenzie Valley Environmental Impact Review Board in 2001.  In the meantime, the planned exploration drilling will continue in the vicinity of the mine area and in Zone 4.

The appeal to the Federal Court, which was filed in October 2003 by the Deh Cho First Nations against the Mackenzie Valley Land and Water Board seeking judicial review of the decision of the Water Board to grant the Company a Water License which was issued in September 2003 for a period of five years, remains pending.  This appeal by the Deh Cho First Nations is in contravention of the terms of the Benefit and Cooperation Agreement between the Company and the Nahanni Butte Dene Band which was signed in 1996 and which the Nahanni Band has now stated is terminated.  Such termination is contrary to the terms of the Agreement.

The Company’s application for a Land Use Permit for use of the existing winter road that runs from the Liard Highway into the mine, and which previously was the subject of a Land Use Permit issued in 1980, is undergoing preliminary screening by the Mackenzie Valley Land and Water Board.  The Company has filed an appeal to the Supreme Court of the Northwest Territories against the Mackenzie Valley Land and Water Board, seeking judicial review of its decision that the Company’s application for a Land Use Permit for the winter road is not exempt from environmental assessment under the Mackenzie Valley Resource Management Act and that the exemption in Section 157.1 of the Act related to a license issued before 1984 does not apply.

The Company also expects, during the year, to file its application for the Land Use Permit and Water License for commercial operation of the Prairie Creek mine. The Company has also undertaken the review of a number of other new mining opportunities that have come to its attention and this activity will continue.

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling  11.8 million tones, grading an average12.5% zinc, 10.1% lead, 0.4% copper and 161 grams of silver per tonne. The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billions pounds of lead.

For further information contact:

Alan Taylor	John F. Kearney
Vice President Exploration &Chief Operating Officer	Chairman
(604) 688-2001	(416) 362-6686

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

A more extensive description of the Company’s activities is available on the Company’s web site at www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com